SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35921; File No. 812-15701

Talcott Resolution Life Insurance Company, et al.

January 28, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to

section 26(c) of the Investment Company Act of 1940 (the "Act") and an order of exemption

pursuant to section 17(b) of the Act from section 17(a) of the Act.

Applicants: Talcott Resolution Life Insurance Company ("TL"), Talcott Resolution Life and

Annuity Insurance Company (together with TL, the "Talcott Resolution Insurance Companies");

their respective separate accounts, Talcott Resolution Life Insurance Company Separate Account

Two, Talcott Resolution Life Insurance Company Separate Account Three, Talcott Resolution

Life Insurance Company Separate Account Seven, Talcott Resolution Life and Annuity Insurance

Company Separate Account One, Talcott Resolution Life and Annuity Insurance Company

Separate Account Three, Talcott Resolution Life and Annuity Insurance Company Separate

Account Six, and Talcott Resolution Life and Annuity Insurance Company Separate Account

Seven (collectively, the "Separate Accounts," and together with the Talcott Resolution Insurance

Companies, the "Section 26 Applicants"); and Legg Mason Partners Variable Equity Trust,

Franklin Templeton Variable Insurance Products Trust, Putnam Variable Trust (collectively, the

"Trusts"). The Section 26 Applicants and the Trusts (collectively, the "Section 17 Applicants"),

collectively, the Section 17 Applicants together with the Section 26 Applicants, the "Applicants."

Summary of Application: The Section 26 Applicants request an order pursuant to section 26(c) of the Act, approving the substitution of shares issued by certain investment portfolios of registered investment companies (the "Existing Portfolios") for the shares of certain investment portfolios of registered investment companies (the "Replacement Portfolios"), of the Trusts as investment options for certain variable annuity contracts funded through the Separate Accounts (the "Substitutions"). The Section 17 Applicants request an order pursuant to section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the Substitutions.

Filing Dates: The application was filed on February 14, 2025, and amended on July 25, 2025 and December 18, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by email, if an email address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. The email should include the file number referenced above. Hearing requests should be received by the Commission by 5:30 p.m., Eastern time, on February 23, 2026, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Christopher M. Grinnell, Esq., Talcott Resolution Life Insurance Company, 1 American Row, Hartford, CT 06103; and Ronald Coenen Jr, Esq., Eversheds Sutherland (US)LLP, roncoenen@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Rachel Loko, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, filed December 18, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, https://www.sec.gov/search-filings. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.